UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012

Commission File Number: 333-172078-02

Tembec Inc.
(Translation of registrant's name into English)

800, René-Lévesque Boulevard West, Suite 1050, Montréal, Québec, Canada, H3B 1X9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Unaudited supplemental condensed consolidating financial information of Tembec Inc.for quarters and nine months ended June 23, 2012 and June 25, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INC.
(Registrant)

Date: July 31, 2012	By:	/s/ Patrick LeBel

Patrick LeBel
	Title:	Vice President, General Counsel and Corporate Secretary